





JOHNSON MUTUAL FUNDS

Johnson Equity Income Fund

AS OF: SEPTEMBER 30, 2023

MORNINGSTAR™

OVERALL MORNINGSTAR RATINGS BY CLASS

★★★★

KEY FACTS

Class:	Class I	Class S
Ticker:	JEQIX	JEQSX
CUSIP:	479164840	479164774
Share Class Launch Date:	1/1/2006	9/18/2023
Expense Ratio:	0.75%	1.00%
Minimum Investment:	$1,000,000	$2,000

FUND PORTFOLIO CHARACTERISTICS

Fund Benchmark:
S&P 500

BETA:	0.91
Yield:	1.96%
Forward EV/EBITDA:	13.02
Median CFROI:	38.09%
Market Capitalization:	$334.8B
% of Portfolio Holdings with S&P Credit Rating of A- or Higher:	58.50%

ANNUALIZED PERFORMANCE

	Class I JEQIX	Class S JEQIX	Benchmark -	Lipper Equity Income Index
1 YEAR:	14.23%	14.23%	21.62%	13.10%
3 YEAR:	9.97%	9.97%	10.15%	10.15%
5 YEAR:	9.58%	9.58%	9.92%	6.92%
10 YEAR:	10.40%	10.40%	11.91%	8.59%

FUND DESCRIPTION

The Johnson Equity Income Fund is a domestic large cap equity portfolio that seeks to outperform the S&P 500 over a full market cycle. The portfolio aims to provide long-term capital growth with above-average shareholder yield and reduced volatility through downside protection. Johnson utilizes a disciplined construction framework relying on fundamental bottom-up research focused exclusively on quality companies.

REFINITIV LIPPER FUND AWARDS
2021 WINNER
UNITED STATES

FUND HIGHLIGHTS

- Domestic large cap equities with market cap over $2 billion
- Diversified portfolio of 40-60 securities
- Historically lower volatility than the S&P 500
- Expected annual turnover between 20 - 40%

INVESTMENT STRATEGY

- Maintain lower volatility than the market
- Demand higher quality companies than the market
- Ensure full diversification at both sector and security levels
- Deliver shareholder yield greater than the market
- Maintain a lower valuation than the market
- Avoid market timing by staying fully invested

INVESTMENT PHILOSOPHY

We seek to protect and enhance the spending power of capital over time through a focused discipline on quality, valuation, and shareholder yield. Our bottoms-up security selection approach seeks to add quality companies with sustainable competitive advantages and strong management teams that have a track record of building shareholder value. We define high quality companies as those with high returns on investment, stable to expanding profitability and responsible leverage that provides financial stability. We believe that returning capital to shareholders via dividends, net share repurchases, and net debt reduction is a hallmark of a high quality business and creates positive incentives for managers making capital allocation decision.

The team relies on a disciplined portfolio construction process that incorporates valuation and risk management in the context of portfolio volatility and bear market sensitivity. Our quality focus aims to provide investors with downside protection, specifically during periods of heighted volatility and market stress.

CALENDAR YEAR PERFORMANCE

	3RD QTR 2023	YTD	2022	2021	2020	2019	2018	2017
JEQIX	-4.00%	3.91%	-9.74%	25.96%	12.24%	34.07%	-2.68%	25.03%
JEQSX	-4.00%	3.91%	-9.74%	25.96%	12.24%	34.07%	-2.68%	25.03%
BENCHMARK	-3.27%	13.07%	-18.11%	28.71%	18.40%	31.49%	-4.38%	21.83%
LIPPER EQUITY INCOME INDEX	-3.42%	0.64%	-5.58%	24.57%	4.72%	26.38%	6.61%	16.43%

SECTOR WEIGHTINGS:


0%
5%
10%
15%
20%
25%
30%
Communication Services
Cons. Disc.
Cons. Staples
Energy
Financials
Health Care
Industrials
Info. Tech.
Materials
Real Estate
Utilities
JOHNSON
S&P 500

ALL DATA IS AS OF 12/31/2022
SOURCE: JOHNSON ASSET MANAGEMENT, FACTSET

EQUITY INCOME FUND TEAM:

Charles Rinehart, CFA, CAIA
- Principal, Chief Investment Officer
- 12 Years Industry Experience

William Jung, CFA
- Principal, Senior Research Analyst
- 23 Years Industry Experience

Eric Bachus, CFA
- Associate Portfolio Manager
- 4 Years Industry Experience

TOP 10 HOLDINGS:

NAME	% OF PORTFOLIO
ALPHABET INC	4.01%
MICROSOFT CORP	3.65%
AXIS CAP HOLDINGS LTD	3.50%
CHEVRON CORP	3.30%
DANAHER CORPORATION	3.26%
UNITEDHEALTH GROUP INC	3.09%
WILLIAMS COS INC	3.02%
CENCORA INC	2.95%
NASDAQ INC	2.62%
INTUIT	2.48%

Table Source: Model holdings are subject to change. There is no assurance that any of the securities shown still remain in the portfolio at the time you received this fact sheet. Actual holdings and percentage allocation in individual client portfolios may vary and are subject to change. The Top Ten Holdings, as well as the other data presented, are as of the period indicated, and should not be considered a recommendation to purchase, hold, or sell any particular security. It should not be assumed that any of the Top Ten Holdings were or will be profitable going forward.

The data represented herein reflects past performance and is not a guarantee of future results. The return and principal value of your investment will fluctuate and be more or less than their original cost at the time of redemption. Average quality is indicative of the average quality of the securities in the Fund and not the Fund itself. Ratings are based on quality ratings provided by Moody's and Standard & Poor's. The Adviser has contractually agreed to waive a portion (0.05%) of its management fees for the Johnson Institutional Intermediate Bond Fund, at least through April 30, 2023, so that the Management Fee is 0.25% for the period. The Adviser may not unilaterally change the contract until May 1, 2023. Additionally, a portion (0.10%) of the 12b-1 fee is also being waived through April 30, 2023 for the Class F Shares. Absent such arrangements, which cannot be changed without Board approval, the returns may have been lower. For more information, please carefully read the most recent prospectus dated September 15, 2023. To obtain a prospectus for the Fund, please contact Johnson Mutual Funds at 513-661-3100 or 800-541-0170.

Shares in the Fund may fluctuate, sometimes significantly, based on interest rates, market conditions, credit quality and other factors. In a rising interest rate environment, the value of an income fund is likely to fall. Generally, bond values will decline as interest rates rise. The market's behavior is unpredictable and there can be no guarantee that the Fund will achieve its goal. The Fund's performance could be affected if borrowers pay back principal on certain debt securities before or after the market anticipates such payments, shortening or lengthening their duration, and could magnify the effect of the rate increase on such security's price. To the extent the Fund invests more heavily in particular bond market sectors, its performance will be especially sensitive to developments that significantly affect those sectors. When issued/delayed-delivery securities can have a leverage-like effect on the Fund, which may increase fluctuations in the Fund's share price and may cause the Fund to liquidate positions when it may not be advantageous to do so to satisfy its purchase obligations.

Morningstar depends upon investment firms to provide it with accurate and complete data. To the extent that Morningstar receives data deficient in any way, the data and statistics provided by Morningstar may be compromised. In addition, because the data contained in Morningstar's database are primarily comprised of historical performance statistics neither the data nor Morningstar's analysis of them can be relied upon to predict or assess future performance of an individual investment, any particular industry segment or the totality of all strategies or investment vehicles in a particular industry. Morningstar does not provide investment advice or act as an investment advisor to anyone in any jurisdiction with respect to any information, data, analyses or opinions contained herein. All such information, data, analyses and opinions are subject to change without notice.

The Morningstar Rating™ for funds, or "star rating", is calculated for managed products (including mutual funds, variable annuity and variable life subaccounts, exchange-traded funds, closed-ended funds, and separate accounts) with at least a three-year history. Exchange-traded funds and open-ended mutual funds are considered a single population for comparative purposes. It is calculated based on a Morningstar Risk-Adjusted Return measure that accounts for variation in a managed product's monthly excess performance, placing more emphasis on downward variations and rewarding consistent performance. The top 10% of products in each product category receive 5 stars, the next 22.5% receive 4 stars the next 35% receive 3 stars, the next 22.5% receive 2 stars, and the bottom 10% receive 1 star. The Overall Morningstar Rating for a managed product is derived from a weighted average of the performance figures associated with its three-, five-, and 10-year (if applicable) Morningstar Rating metrics. The weights are: 100% three-year rating for 36-59 months of total returns, 60% five-year rating/40% three-year rating for 60-119 months of total returns, and 50% 10-year rating/30% five-year rating/20% three-year rating for 120 or more months of total returns. While the 10-year overall star rating formula seems to give the most weight to the 10-year period, the most recent three-year period actually has the greatest impact because it is included in all three rating periods.

The Refinitiv Lipper Fund Awards, granted annually, highlight funds and fund companies that have excelled in delivering consistently strong risk-adjusted performance relative to their peers. The Refinitiv Lipper Fund Awards are based on the Refinitiv Lipper Fund Awards Methodology. Classification averages are calculated with all eligible share classes for each eligible classification. The calculation periods extend over 36, 60 and 120 months. The highest Lipper Leader® for Consistent Return (Effective Return) value within each eligible classification determines the fund classification winner over three, five or 10 years. The Lipper leader for Consistent Return rating is a risk-adjusted performance measure based on the Effective Return computation. Lipper Ratings for Consistent Return are computed for all Lipper classifications with five or more distinct portfolios and span both equity and fixed-income funds (e.g., large cap core, General U.S. Treasury, etc.). The ratings are subject to change every month and are calculated for the following periods: three-year, five-year, 10-year, and overall. The overall calculation is based on an equal-weighted average of percentile rankings of the Consistent Return metrics over three-, five- and 10-year periods (if applicable). The highest 20% of funds in each classification are named Lipper Leaders for Consistent Return, the next 20% receive a rating of 4, the middle 20% are rated 3, the next 20% are rated 2 and the lowest 20% are rated 1. For more information, see lipperfundawards.com. Although Refinitiv Lipper makes reasonable efforts to ensure the accuracy and reliability of the data contained herein, the accuracy is not guaranteed by Refinitiv Lipper. The award may not be representative of every client's experience. Johnson Investment Counsel has confirmed that the Johnson Institutional Intermediate Bond Fund is a 2021 winner of the Refinitiv Lipper Award for "Best Fund over 3 Years" and "Best Fund over 5 Years" for Institutional Mutual Funds. However, Johnson Investment Counsel does not review or confirm the information provided to Refinitiv Lipper Awards, nor does Johnson confirm or review the accuracy of the Refinitiv Lipper Fund Awards' ranking of the Johnson Institutional Intermediate Bond Fund, respectively. This award is not indicative of future performance and there is no guarantee of future investment success.

Before you invest, you may want to review the Fund's Prospectus and Statement of Additional information, which contains more information about the Fund and its risks. You can find the Fund's Prospectus and other information about the fund online at www.johnsonmutualfunds.com. You can also get this information at no additional cost by calling (800) 541-0170 or by sending an email request to prospectus@johnsonmutualfunds.com.